03002366

SO 3/6/03

UF 3-3-03

RECEIVED FEB 2 8 2003 207 WASH, D.C. PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valley Forge Asset Management Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael F. Swallow 610-687-6800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square (Address) Harrisburg (City) PA (State) 17101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3 2003

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Denise A. Schlesinger, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires May 26, 2003

Notary Public

Signature

Vice President & Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Financial Statements and Supplemental Schedules
for the years ended December 31, 2002 and 2001

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Table of Contents
for the years ended December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One South Market Square
Harrisburg PA 17101-9916
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Accountants

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of the Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the Company) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 12, 2003

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Financial Condition
at December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 2,333,421	$ 2,288,270
Commissions receivable	206,363	76,852
Advisory fees receivable	1,479,440	1,413,336
Marketable securities, at market value	502,380	3,300
Prepaid expenses and other assets	167,904	404,030
Furniture and equipment, at cost, less accumulated depreciation of $173,426 and $333,892, respectively	65,178	83,808
Goodwill, net	14,720,000	14,720,000
Other assets	30,831	23,583
Total assets	$ 19,505,517	$ 19,013,179
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 977,179	$ 601,464
Income taxes payable	246,698	8,680
Deferred tax liability	885,841	-
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	17,109,718	15,610,144
Commitments and contingencies (Note 9)		
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	1,999,999	1,999,999
Retained earnings	395,799	1,403,035
Total shareholder's equity	2,395,799	3,403,035
Total liabilities and shareholder's equity	$ 19,505,517	$ 19,013,179

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Income

for the years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Investment advisory fees	$ 8,088,471	$ 7,397,944
Commissions	1,362,750	1,377,874
Principal trades	27,162	19,684
Interest and dividends	36,889	133,479
Other income	417,741	318,220
Total income from operations	9,933,013	9,247,201
Expenses		
Employee compensation and benefits	2,881,305	2,839,706
Commissions	35,411	28,039
Regulatory fees and expenses	73,975	73,139
Consulting and professional expenses	2,567,805	2,277,703
Communications and data processing expenses	186,446	252,719
Occupancy expenses	112,002	118,040
Interest expense	1,500,000	1,363,333
Other expenses	283,830	783,632
Total operating expenses	7,640,774	7,736,311
Income before provision for income taxes	2,292,239	1,510,890
Provision for income taxes	899,475	731,120
Net income	$ 1,392,764	$ 779,770

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Changes in Shareholder's Equity for the years ended December 31, 2002 and 2001

	Common Stock		Additional	
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings
Balance as of December 31, 2000	100	$ 1	$ 1,999,999	$ 623,265
Net income	-	-	-	779,770
Balance as of December 31, 2001	100	1	1,999,999	1,403,035
Net income	-	-	-	1,392,764
Cash dividends	-	-	-	(2,400,000)
Balance as of December 31, 2002	100	$ 1	$ 1,999,999	$ 395,799

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Changes in Subordinated Borrowings for the years ended December 31, 2002 and 2001

Subordinated borrowings at December 31, 2000	$ 9,000,000
Additional subordinated borrowings during the year	6,000,000
Subordinated borrowings at December 31, 2001	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2002	$ 15,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Cash Flows

for the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 1,392,764	$ 779,770
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	25,935	455,230
(Increase) decrease in operating assets		
Commissions receivable	(129,511)	68,167
Advisory fees receivable	(66,104)	(121,915)
Marketable securities	(499,080)	1,461,449
Prepaid expenses and other assets	228,878	(291,451)
Decrease in operating liabilities		
Accounts payable, accrued expenses and other liabilities	375,715	(862,518)
Income tax liability	1,123,859	(748,657)
Net cash provided by operating activities	2,452,456	740,075
Cash flows from investing activities		
Purchases of furniture and equipment	(7,305)	(645)
Net cash provided by investing activities	(7,305)	(645)
Cash flows from financing activities		
Payment of contingent earn out to previous owners	-	(6,000,000)
Proceeds from subordinated borrowings	-	6,000,000
Cash dividends	(2,400,000)	-
Net cash used in financing activities	(2,400,000)	-
Increase in cash	45,151	739,430
Cash, beginning of period	2,288,270	1,548,840
Cash, end of period	$ 2,333,421	$ 2,288,270
Supplemental disclosure of cash flow information		
Cash paid (provided by) during the period for		
Income taxes	$ (460,028)	$ 1,479,777
Interest expense	$ 1,125,000	$ 1,782,692

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corporation (the Company) was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In February 2000, Susquehanna Bancshares, Inc. (the Parent), a super-community bank holding company headquartered in Lititz, Pennsylvania, formed SBI Central (SBIC), a merger subsidiary, by contributing $2 million in capital and receiving 100 shares of $0.01 per share in SBIC. On March 1, 2000, SBIC acquired Valley Forge Asset Management Corporation and its parent company, Valley Forge Investment Companies, Inc. (VFICO) and simultaneously merged SBIC and VFICO into Valley Forge Asset Management Corporation. In connection with the transaction, which was accounted for under the purchase method, all of the purchased shares of Valley Forge Asset Management Corporation and VFICO were retired.

2. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional advisory fees and commissions on customer trades and private placements. Advisory fees and commissions in private placements are recognized as income when earned under the accrual basis of accounting. Securities transactions and commissions revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Marketable Securities

The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in income. The cost of securities sold is determined using the specific identification method and realized gains or losses are reflected in income.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation. The reclassifications had no impact on total assets, liabilities, equity, net income, or cash flows.

Furniture and Equipment

Office and computer equipment are recorded at cost. Depreciation is provided on an accelerated method. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2002 and 2001 are as follows:

Computer equipment	5 years
Office equipment	7 years

Advisory Fees Receivable
Advisory fees receivable includes fees receivable on both individual and institutional customers that are reported net of commissions payable to third parties in the amount of $639,959 and $574,162 for the years ended December 31, 2002 and 2001, respectively.

Goodwill
Goodwill in the amount of $9,414,786 was recorded as a result of the purchase of the Company by the Parent on March 1, 2000. An additional $6,000,000 was recorded as goodwill on March 31, 2001 as a result of an earnings based contingent earn out paid by the Company pursuant to acquisition agreement.

The Company amortized goodwill on a straight-line basis over 25 years through March 31, 2001. On March 31, 2001, the Company changed its policy to amortize the remaining goodwill over 39 years, which the Company's management felt was more reflective of the actual useful life of the asset. As discussed below, the Company ceased to amortize goodwill upon adoption of SFAS 142 on January 1, 2002. At December 31, 2002 and 2001, the accumulated amortization of goodwill amounted to $694,786. Management periodically evaluates goodwill for impairment.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. The Company has tested goodwill for impairment pursuant to this new pronouncement and did not note impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, the Company adopted this new accounting standard on January 1, 2002. The $14,720,000 in goodwill outstanding at December 31, 2001 will no longer be amortized going forward pursuant to the new pronouncement.

The following table sets forth the net income, as adjusted to exclude goodwill amortization expense for the years ended December 31, 2002 and 2001.

	2002	2001
Net income	$ 1,392,764	$ 779,770
Goodwill amortization	-	414,802
Adjusted net income	$ 1,392,764	$ 1,194,572

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes." This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Management has determined that there are no material temporary differences for the years ended December 31, 2002 and 2001.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with its principal bank, which is a high-credit quality institution. The Company has not required collateral for its accounts receivable.

3. Marketable Securities Owned

At December 31, 2002 and 2001, the Company's marketable trading securities were recorded at their fair value of $502,380 and $3,300, respectively. These securities had a cost basis of $502,147 and $3,300, respectively.

4. Subordinated Borrowings

On March 3, 2000, the Company entered into an agreement with Conestoga Management Company, a subsidiary of the Parent, to borrow $9,000,000 through a subordinated note. In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. $9,000,000 of the proceeds were used to repay the entire amount due to Conestoga Management Company. The borrowing was approved by the NASD and bears interest at a rate of 10% per annum and is due on May 31, 2004. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Current		
Federal	$ 35,092	$ 510,941
State	(21,458)	220,179
Total current	13,634	731,120
Deferred		
Federal	623,010	-
State	262,831	-
Total deferred	885,841	-
Total provision for income taxes	$ 899,475	$ 731,120

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2002	2001
Tax on pre-tax income at statutory Federal rate	$ 802,283	$ 528,812
Amortization expense, nondeductible	-	58,170
Other	(144,181)	(76,041)
	658,102	510,941
Total state tax provision	241,373	220,179
Total	$ 899,475	$ 731,120

6. 401(k) Plan

Effective July 1, 2000, all eligible employees of the Company became eligible to participate in the 401(k) plan of the Parent. Under the Parent's plan, employee contributions are required to be at least 1% of eligible compensation, and are not to exceed 15% of eligible compensation. Employer matching contributions under the Parent's plan represent 100% of the first 3% of base compensation. The employer's matching contribution made to the Parent's plan was $48,189 and $41,656 for the years ended December 31, 2002 and 2001, respectively.

7. Related Party Transaction

The Company's office is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. The Company also leases computer equipment from the Company's clearing broker-dealer. Minimum future lease payments under which the Company is obligated are as follows:

2003	$ 184,867
2004	185,250
2005	80,534
	$ 450,651

Rent expense for office space leased from Warner Road Associates and computer lease expense from the Company's clearing broker-dealer was $113,940 and $91,976, respectively, for the year ended December 31, 2002 and $113,940 and $90,753, respectively, for the year ended December 31, 2001.

See Note 4 for information on the subordinated borrowings with the Parent and Conestoga Management Company, a subsidiary of the Parent. Total interest expense from related party borrowings amounted to $1,500,000 and $1,363,333 for the years ended December 31, 2002 and 2001, respectively.

Additionally, the Company maintains noninterest bearing deposit accounts with Equity Bank, an affiliate of the Parent. These deposits amounted to $127,450 and $44,294 at December 31, 2002 and 2001, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $813,706 and $1,709,767, respectively, which exceeded the minimum net capital requirement by $563,706 and $1,459,767, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.5 to 1 and .36 to 1 at December 31, 2002 and 2001, respectively.

9. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

Supplemental Schedules

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1 at December 31, 2002 and 2001

	2002	2001
Net capital and allowable subordinated borrowings		
Total stockholder's equity	$ 2,395,799	$ 3,403,035
Allowable subordinated borrowings	15,000,000	15,000,000
Total capital and allowable subordinated borrowings	17,395,799	18,403,035
Less nonallowable assets		
Unsecured receivables	1,479,440	1,414,838
Deposits	400	400
Prepaid expenses	167,904	404,030
Furniture and equipment, net	65,178	83,808
Goodwill, net	14,720,000	14,720,000
CSV - DIP insurance	30,831	22,081
Firm investment account (nonallowable portion)	3,300	-
Fidelity bond deductible provision	70,000	-
Total deductions and other charges	16,537,053	16,645,157
Net capital before hair-cut on securities	858,746	1,757,878
Less hair-cuts on securities owned		
Prime cash series (2%)	44,416	44,811
Firm investment account (.125% and .100%)	624	3,300
Total haircuts	45,040	48,111
Net capital	813,706	1,709,767
Net capital requirement		
Greater of 6.667% of aggregate indebtedness or $250,000	250,000	250,000
Excess net capital	$ 563,706	$ 1,459,767
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities	$ 977,179	$ 601,464
Income taxes payable	246,698	8,680
Total aggregate indebtedness	$ 1,223,877	$ 610,144
Ratio of aggregate indebtedness to net capital	1.50	.36

Reconciliation with FOCUS Report

Differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same date consisted of the following:

Total aggregate indebtedness as reported above	$ 1,223,877
Total aggregate indebtedness as reported in unaudited FOCUS report	2,109,718
Difference	$ 885,841

The difference is due to the treatment of deferred tax liabilities.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 at December 31, 2002 and 2001

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2002 and 2001.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One South Market Square
Harrisburg PA 17101-9916
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2003